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SECURITIES ... N

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SEC FILE NUMBER
8- 66163

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AOS, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S Wacker Drive, Ste 1525
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert (312) 253-0382
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AOS, Inc.

Year Ended December 31, 2006

Financial Report


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
AOS, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of AOS, Inc, as of December 31, 2006 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AOS, Inc. as of December 31, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on page 9 and forward is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission and the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 24, 2007

AOS, Inc.

Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	274,044
Cash deposits with clearing organizations		100,000
Commissions receivable		286,015
Total Assets	$	660,059

Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable	$	211,761
Accrued income taxes		40,675
Total liabilities		252,436
Shareholder's Equity		
Common stock, $0.01 par value per share 100,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in-capital		164,404
Retained earnings		243,209
Total shareholder's equity		407,623
Total Liabilities and Shareholder's Equity	$	660,059

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Income
December 31, 2006

Revenues	
Commissions	$ 2,267,289
Other operating revenues	363,812
Interest	236,031
Total revenues	2,867,132
Operating Expenses	
Employee compensation and benefits	939,981
Commissions and floor brokerage	1,213,694
Communications	57,204
Occupancy and equipment rental	113,442
Promotional costs	137,144
Interest expenses	13
Other operating expenses	282,257
Total operating expenses	2,743,735
Net Income Before Income Taxes	123,397
Provision for income taxes	87,577
Net Income	$ 35,820

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2006

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, December 31, 2005	$ 10	$ 164,404	$ 207,389
Net income			35,820
Balance, December 31, 2006	$ 10	$ 164,404	$ 243,209

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2006

Operating Activities	
Net income	$ 35,820
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	2,379
Changes in operating assets and liabilities	
Deposit with clearing organization	704
Commissions receivable	(116,919)
Loans receivable from officer	22,000
Accounts payable	109,702
Accrued income taxes	(13,545)
Net Cash Provided by Operating Activities	40,141
Investing Activities	
Purchase of fixed assets	(2,379)
Net Cash Used in Investing Activities	(2,379)
Increase in Cash and Cash Equivalents	37,762
Cash and Cash Equivalents at Beginning of Year	236,282
Cash and Cash Equivalents at End of Year	$ 274,044

The accompanying notes are an integral part of the financial statements.

AOS, Inc.

Notes To Financial Statements
December 31, 2006

Note 1 – Significant Accounting Policies

Description of Business
AOS, Inc. is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Terra Nova Trading, LLC. The Company is also registered as an Independent Introducing Broker with the Commodity Futures Trading Commission and is a member of the National Futures Association.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Statement of Cash Flows
Cash equivalents include demand deposits and money market accounts. The cash deposit with the clearing organization is not included as a cash equivalent item.

The Company paid $101,737 in income taxes in 2006. The Company paid $13 in interest costs in 2006.

Note 2 –Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under this agreement are shown below:

For The Years Ended December	
2007	$ 113,381
2008	118,618
2009	29,982
	$ 261,981

Rental expense for 2006 was $107,489.

AOS, Inc.

Notes To Financial Statements
December 31, 2006

Note 3 - Income Taxes

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes, meals and entertainment expenses. During 2006, the Company determined that it had significantly underestimated its income tax liability. A change in accounting estimate was recognized to reflect this underestimation, resulting in an increase in income tax expense of $44,600.

The components of income tax expense were as follows:

Current State	$ 13,625
Current Federal	73,952
	$ 87,577

Note 4 - Concentrations of Credit Risk

Even though the Company is a fully-disclosed broker-dealer, it could become contingently liable for any unsecured debit balances in any of its customer accounts. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is not able to fulfill its contractual obligation. The Company seeks to control its risk by monitoring margin collateral levels on a daily basis, by requiring additional collateral if necessary, and by forcing a liquidation of a customer account when necessary.

The Company maintains a cash balance in a bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company as of December 31, 2006 had $174,044 in excess of that limit.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $30,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2006, the Company had net capital of $357,792, which was $327,792 in excess of its required net capital of $30,000. The percentage of aggregate indebtedness to net capital was 70.6%.

AOS, Inc.

Notes To Financial Statements
December 31, 2006

Note 6 - Control Requirements

There are no amounts, as of December 31, 2006, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2006 unaudited Focus report and this report. The net effect was an increase in net capital of $28,348.

Net capital as reported on the unaudited Focus report of December 31, 2006	$	370,122
Increase in shareholder's equity due to post-FOCUS accrual adjustments		32,116
Increase in classification of non-allowable assets		(39,685)
Increase in securities haircuts		(4,761)
Net Capital as Audited	$	357,792

AOS, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2006

Net Capital		
Shareholder's equity	$	407,623
Less: Nonallowable assets		45,070
Net capital before haircuts on security position		362,553
Haircuts on securities		4,761
Net capital	$	357,792
Aggregate Indebtedness	$	252,436
Net capital required based on aggregate indebtedness	$	16,829
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	30,000
Excess Net Capital	$	327,792
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	332,548
Percentage of Aggregate Indebtedness to Net Capital		70.6%


Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
AOS, Inc.

In planning and performing our audit of the financial statements of AOS, Inc., as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
AOS, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles (GAAP) such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 24, 2007

END